MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Management’s Discussion and Analysis For the year ended December 31, 2025

This Management's Discussion and Analysis ("MD&A") is intended to help the reader understand Mako Mining Corp. (the "Company" or "Mako"), the operations, financial position, and current and future business environment. This MD&A is intended to supplement and complement Mako's consolidated financial statements for the year ended December 31, 2025, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards").

Mako was incorporated on April 1, 2004, under the laws of the Yukon Territory and continued into British Columbia under the Business Corporations Act (British Columbia) on November 14, 2007. The Company is listed on the TSX Venture Exchange ("TSX-V") under the symbol "MKO". Subsequent to year-end, on March 30, 2026, the Company's common shares commenced trading on the NASDAQ Stock Market LLC ("NASDAQ") under the symbol "MAKO". Additional information regarding Mako, including the risks related to the business and those that are reasonably likely to affect Mako's financial statements in the future, is contained in the Company's continuous disclosure filings, including the most recent audited consolidated financial statements, which is available on the Company's website at www.makominingcorp.com and under the Company's profile on the SEDAR+ website at www.sedarplus.ca and www.sec.gov.

This MD&A has been prepared as of March 31, 2026. All amounts are expressed in United States (US) dollars ("$"), unless otherwise stated.  References to "C$" are to the Canadian dollar.

BUSINESS OVERVIEW

The Company's principal business activities are the production of gold and the exploration of its mineral interests in Nicaragua, Guyana and the United States of America (the "USA" or "United States").

On March 27, 2025, the Company completed the acquisition of the Moss gold mine located in Arizona, USA (the "Moss Mine"). The acquisition was completed through Mako US Corp. ("Mako US"), a wholly-owned subsidiary of the Company, which entity purchased all the membership interests in EG Acquisition LLC ("EGA") from Wexford EG Acquisition LLC ("Wexford EGA"), as vendor, a private company controlled by Wexford Capital LP ("Wexford"). EGA owns 100% of the shares of Golden Vertex Corp. ("GVC"), the operating subsidiary of the Moss Mine. Refer to MOSS MINE ACQUISITION for additional details.

On March 23, 2026, the Company completed the acquisition of Mt. Hamilton LLC ("MHC") whereby Mako US acquired all the registered membership interests of MHC. MHC owns the Mt. Hamilton project located in Nevada, USA (the "Mt. Hamilton Transaction"). Refer to MT. HAMILTON ACQUISITION for additional details.

On July 3, 2024, the Company completed the acquisition of Goldsource Mines Inc. ("Goldsource") by way of a plan of arrangement, pursuant to which the Company acquired all of the issued and outstanding common shares of Goldsource in exchange for 13.2 million common shares of Mako. Goldsource's main asset is the Eagle Mountain Project in Guyana, South America.

The Company's main assets are the producing San Albino and the Las Conchitas gold deposits, collectively the "San Albino Mine", located within the San Albino-Murra Property in Nueva Segovia, Nicaragua. Mako developed the San Albino Mine, which reached commercial production on July 1, 2021. The Company also owns the Moss Mine, an open pit operation currently undergoing ramp-up activities. In addition to its mining operations, Mako continues to explore its other concessions in Nicaragua and the USA and advance the Eagle Mountain Project in Guyana and the Mt. Hamilton Project in Nevada, USA.

The projected free cash flow from the San Albino Mine and Moss Mine is anticipated to fund exploration on Mako's prospective land package in Nicaragua, development activities at the Mt. Hamilton Project in Nevada, USA, and ongoing engineering activities at the Eagle Mountain Project in Guyana.

Management’s Discussion and Analysis For the year ended December 31, 2025

FINANCIAL AND OPERATIONAL HIGHLIGHTS, MAJOR ACTIVITIES AND SIGNIFICANT SUBSEQUENT EVENTS

● Revenues of $50.3 million and $148.5 million (Q4 2024: $28.9 million and 2024: $92.1 million) for the three months and the year ended December 31, 2025 ("Q4 2025" and "2025"), respectively.

● Consolidated sales of 11,564 ounces ("oz") and 41,686 oz of gold in Q4 2025 and 2025 (Q4 2024: 10,888 oz and 2024: 39,001 oz), respectively.

● Net income of $14.3 million and $33.7 million for Q4 2025 and 2025 (Q4 2024: $4.7 million and 2024: 19.2 million), respectively.

● Consolidated production of 12,105 oz and 40,831 oz of gold in Q4 2025 and 2025 (Q4 2024: 12,053 oz and 2024: 39,941 oz), respectively.

● Cash flows from operating activities of $53 million in 2025 (2024: $34.5 million).

● Private Placement

On October 28, 2025, the Company completed a brokered private placement issuing 5,031,250 common shares at a price of C$8.00 per share (the "Issue Price"), for gross proceeds of $28.8 million (C$40.3 million) (the "Brokered Offering").  The underwriters received a commission of $1.85 million (C$2.4 million), equivalent to 6% of the gross proceeds of the Brokered Offering.  Additional share issuance costs incurred totaled $0.15 million (C$0.2 million).

The Company also completed a concurrent non-brokered private placement (the "Non-Brokered Offering") with funds managed by Wexford Capital LP ("Wexford"), issuing 1,875,000 common shares at the Issue Price per share, for gross proceeds of $10.7 million (C$15.0 million) (together with the Brokered Offering, the "Private Placement").

Net proceeds from the Private Placement are to be used for the ramp-up of operations at the Moss Mine, advancement of the Company's development assets, and general working capital purposes.

● Wexford Loan Repaid

On October 28, 2025, the Company fully repaid the outstanding balance of its loan from Wexford (the "Wexford Loan") totaling $6.5 million. The repayment consisted of principal of $6.3 million and accrued interest of $0.2 million.

● Investment in Senior Secured Debt

On July 2, 2025, the Company acquired, for $1.8 million of secured indebtedness of Elevation Gold Mining Corporation ("Elevation") from Maverix Metals Inc. ("Maverix") under Elevation's ongoing CCAA proceedings (the "Senior Secured Debt"). The Senior Secured Debt, governed by multiple financial and security agreements, was fully assigned to and assumed by the Company. As the principal secured creditor, the Company is now entitled to distributions under the CCAA process. However, expected recoveries are significantly below the face value of the Senior Secured Debt.

● Sailfish Silver Loan

In April 2025, the Company delivered the final installment of silver ounces payable under the silver-linked loan agreement ("Sailfish Silver Loan") to Sailfish Royalty Corp. ("Sailfish"). On April 28, 2025, Sailfish exercised its option, available under the Sailfish Silver Loan, to purchase all refined silver produced from the Company's San Albino-Murra concession for an additional payment of $1.0 million. Under the terms of the agreement, the Company will deliver all refined silver to Sailfish on the last business day of each month. These deliveries will continue until production of refined silver from the San Albino-Murra concession is exhausted.

Management’s Discussion and Analysis For the year ended December 31, 2025

Subsequent to December 31, 2025:

● Mt. Hamilton Acquisition

On March 23, 2026, the Company completed the acquisition of 100% of the membership interests of MHC the owner of the Mt. Hamilton Project in Nevada, USA from Sailfish for total consideration of $40 million. The consideration payable to Sailfish consists of two gold stream commitments:

(a) Initial Stream Term (60 months): The Company will deliver 341.7 ounces of refined gold per month, subject to an adjustment formula ensuring the monthly delivery value is not less than $0.7 million and not more than $1.0 million, equivalent to a gold price range of $2,700/oz to $3,700/oz after adjustments.

(b) Additional Stream Term (72 months): Following the Initial Stream Term, the Company will deliver 100 ounces of refined gold per month, not subject to any adjustment formula.

For all ounces delivered under both streams, Sailfish will pay the Company 20% of the London PM fixed price for refined gold in United States dollars, as determined by the London Bullion Market Association (or any successor association or body) on date of delivery of such deliverable gold.

● Updated Mineral Resource estimated for the Moss Mine

On March 10, 2026, the Company filed a technical report (the "Moss Mine Technical Report") titled "NI 43-101 Technical Report for the 2025 Mineral Resource Estimate for the Moss Mine Project, Oatman Mining District, Mohave County, Arizona, USA" dated February 27, 2026 for the Moss Mine prepared under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") completed by Mr. Chris Keech, P.Geo. of CGK Consulting Services Inc., Mr. Gary Wong, P.Eng. of PDM Technical Services Ltd, William J. Lewis, P. Geo, of Micon International Limited and Richard M. Gowans, P. Eng., of Micon International Limited, each are a qualified persons under NI 43-101.

As outlined in the report, the Moss Mine contains an estimated measured open pit mineral resource of 9.55 million tons ("Mt") averaging 0.36 grams per tonne ("g/t") gold and 4.56 g/t silver for a total of 112,000 ounces of gold and 1.4 million ounces of silver, and estimated indicated open pit mineral resource of 47.52 Mt averaging 0.35 g/t gold and 3.53 g/t silver for a total of 534,000 ounces of gold and 5.4 million ounces of silver. Mineral resources are estimated using at a 0.17 g/t AuEq cutoff grade. There is an additional estimated Inferred mineral resource of 12.33 Mt averaging 0.31 g/t gold and 1.46 g/t silver.

Gold equivalent ounces (AuEq) were calculated using silver and gold price assumptions and metallurgical recoveries mentioned below which resulted in a silver to gold ratio of 194.6:1. These mineral resources are reported within an optimized constraining open pit shell considering a gold price of $2,500/oz and a silver price of $29.2/oz with a gold recovery of 75% and a silver recovery of 33%.

The effective date for the Mineral Resource Estimate is December 18, 2025. The Company anticipates advancing the project toward a Mineral Reserve Estimate and updated project economics in the second quarter of 2026.  For the full Mineral Resource Estimate, including key assumptions and modifying factors, please see the Moss Mine Technical Report available under the Company's profile on SEDAR+ at www.sedarplus.ca.

● Eagle Mountain Project

On March 25, 2026, the Company submitted to the Guyana Environmental Protection Agency ("EPA") the Environmental and Social Impact Assessment ("ESIA"). The ESIA reflects the Project's baseline studies for environmental, social, cultural, engineering, community engagement as well as expected impacts and mitigation measures. Its filing marks a critical step in the regulatory review process in respect of the Environmental Authorization to be issued by the EPA.

Management’s Discussion and Analysis For the year ended December 31, 2025

RESULTS OF OPERATIONS

Consolidated Financial Performance (in $000's)	Three months ended			Year ended
	December 31			December 31
	2025	2024	Change	2025	2024	Change
Revenue	$50,394	$28,849	$21,545	$148,472	$92,076	$56,396
Income for the period	14,307	4,657	9,650	33,740	19,152	14,588
Operating cash inflows before changes in non-cash working capital	19,510	12,268	7,242	48,940	36,150	12,790
Net cash provided from operating activities	21,951	15,930	6,021	52,977	34,451	18,526
Cash cost ($/oz Au sold)(1)	1,572	1,006	565	1,571	980	591
AISC ($/oz Au sold)(1)	1,876	1,352	524	1,881	1,371	510
EBITDA(1)	24,650	12,623	12,027	63,848	37,869	25,979
Adjusted EBITDA(1)	$28,322	$14,102	$14,220	$75,184	$42,154	$33,030

Financial Condition (in 000's)				As at December 31, 2025	As at December 31, 2024	Change
Cash and cash equivalents				$77,277	$14,521	$62,756
Working capital(1)				82,874	10,773	72,101

(1) Working capital; Cash cost per ounce of gold sold; AISC; EBITDA; and Adjusted EBITDA, are non-IFRS financial measures or ratios. Refer to the "Non-IFRS Measures" section for more information, including reconciliations to IFRS measures.

San Albino Property, Nueva Segovia, Nicaragua

The Company holds a 100% interest in five mineral concessions in Nueva Segovia, Nicaragua, for a total land package of approximately 22,422 hectares ("ha") (224 km2). The San Albino and Las Conchitas gold deposits, located within the San Albino-Murra Property, are currently the focus of mining operations. The San Albino gold deposit was a historical small-scale underground gold mine, commencing production in the early 1900's and operating on and off until approximately 1940.

On August 24, 2020, the Nicaraguan Ministry of Environmental and Natural Resources ("MARENA") amended the environmental permit granted to the Company in 2017 to allow for the processing of up to 1,000 tonnes per day ("tpd") at the San Albino-Murra Property. The amendment was initially effective for a period of five years and can be renewed indefinitely so long as the Company complies with the conditions set forth by MARENA. The permit was renewed and expires on June 24, 2029. All other provisions contained in the environmental permit granted in 2017 remain in force and are fully applicable apart from the increased throughput from 500 tpd to 1,000 tpd; total capacity of the two mills on site is 1,000 tpd.

On July 1, 2021, the Company declared commercial production on San Albino Mine. During 2021 and 2022 extensive drilling was conducted to update the mineral resource estimate ("MRE") at the San Albino Mine.  This program included 1,232 diamond drill holes and 105,073 meters ("m") drilled in the San Albino deposit and 718 diamond drill holes and 78,100 m drilled in the Las Conchitas gold deposit. On October 31, 2023, the Company reported an updated MRE for both areas (Technical Report and Estimate of Mineral Resources for the San Albino Mine Comprising the San Albino and Las Conchitas Deposits, Nueva Segovia, Nicaragua, prepared by RESPEC and dated December 6, 2023). The MRE reflected the selective open pit mining methods presently being utilized at San Albino, with a fully diluted open pit grade of 11.61 g/t gold ("Au") in the Measured and Indicated categories.

On June 10, 2024, the Company filed an amended technical report in response to comments received from the British Columbia Securities Commission following a technical compliance review ("Amended Technical Report"). The key amendments and certain other amendments as outlined in the Amended Technical Report, include the addition of Sections 16 through 21 of Form 43-101F1 under NI 43-101 in respect of the San Albino Mine's mining and recovery methods, project infrastructure, market studies, environmental studies, and capital and operating costs. The additional Sections 16 through 21 address disclosure requirements under 43-101F1 pertaining to an "advanced property", which is defined under NI 43-101 as a property that has mineral reserves or mineral resources where the potential economic viability is supported by a pre-feasibility or a feasibility study, or mineral resources supported by a preliminary economic assessment.

Management’s Discussion and Analysis For the year ended December 31, 2025

No changes were made to the MRE for the San Albino Mine in the Amended Technical Report.

The table below shows the main variables used by Company management to measure operating performance of the San Albino mine.

Operating data	Three months ended			Year ended
	Dec 31, 2025	Dec 31, 2024	Change	Dec 31, 2025	Dec 31, 2024	Change
Tonnes Mined	2,298,759	1,948,848	349,911	9,483,062	7,745,342	1,737,720
Tonnes Milled	54,076	51,242	2,834	212,887	208,265	4,622
Mill availability	98%	97%	0%	97%	97%	0%
Avg Tonnes per day	599	576	26	602	591	11
Mill recovery %	82%	85%	-3%	82%	81%	1%
Gold grade (g/t)	6.8	8.6	(1.8)	6.4	7.2	(0.8)
Gold produced (ounces)	9,621	12,053	(2,430)	35,898	39,941	(4,043)
Gold sold (ounces)	9,307	10,888	(1,581)	36,210	39,001	(2,791)
Average realized gold price ($/oz sold) (1)	$4,340	$2,650	$1,690	$3,491	$2,361	$1,130
Cash cost ($/oz Au sold)(1)	$1,454	$1,006	$448	$1,378	$980	$398
AISC ($/oz Au sold)(1)(2)	$1,602	$1,352	$250	$1,528	$1,371	$157

(1) Refer to Non-IFRS Measures.

(2) AISC excludes corporate general and administrative expenses.

Tonnes mined: Mining activity increased by 0.3 Mt in Q4 2025 compared to Q4 2024, and by 1.7 Mt during the year, largely due to a higher stripping ratio across the Las Conchitas deposit, where operations remained active.

Tonnes milled: Mill operations remained stable with no significant unplanned downtime in Q4 2025 and the full year, with no operational interruptions.

Gold ounces produced and sold: The decrease in gold ounces produced and sold during Q4 2025 and for the full year was primarily driven by the processing of lower grade material from the Las Conchitas deposit.

Cash cost and AISC: Cash costs and AISC increased in Q4 2025 compared to Q4 2024, and for the full year, primarily due to a higher stripping ratio, mining and processing of lower grade material, longer haul distances for waste and mineralized material from Las Conchitas, and higher royalty costs driven by increased gold prices.

Moss Mine, Arizona, USA

On March 27, 2025, the Company acquired EGA, whereby Mako US acquired all of EGA's issued and outstanding common shares, resulting in the acquisition of the Moss Mine, in Arizona, USA. The Moss Mine is an open pit heap leach operation located in the historic Oatman District in western Arizona. The mine has produced gold since 2018 and holds significant potential for both near-mine and regional resource expansion.

The Moss Mine is currently mining the Moss vein system, which consists of fault-hosted epithermal quartz-calcite veins with associated vein stockwork that are younger than and cut across the Moss quartz monzonite porphyry host rock in the vicinity of the mine. The Moss vein system includes the Moss and Ruth veins, as well as associated hanging wall and, locally, footwall vein stockwork. The Moss vein strikes slightly north of west and dips steeply to the south in the vicinity of the mine. Locally, the Moss vein develops a more northerly strike. The Ruth vein, which is approximately 175 meters to the south of the Moss vein on surface, is sub-parallel to, and dips moderately north towards the Moss vein, with the distance between the two veins diminishing with depth. The two veins intersect at depths of between 180 meters and 230 meters below the current surface. Moss vein hanging wall stockworks are present both above and below the intersection between the two veins.

Management’s Discussion and Analysis For the year ended December 31, 2025

During the first months after the acquisition, the operation was at limited capacity; however, heap leaching continued to operate, producing minor amounts of gold and silver. All operating permits are in good standing. During the third quarter of 2025 ("Q3 2025"), the Company engaged a new mine contractor. Operations resumed in Q3 2025 with mobilization of a partial mining fleet at site in Q3 2025 and more significantly in Q4 2025. Mining is currently focused on the main Moss vein and associated stockwork material.

The table below shows the main variables used by Company management to measure operating performance of the Moss Mine.

Operating data	Three months ended			Year ended
	Dec 31, 2025	Dec 31, 2024	Change	Dec 31, 2025	Dec 31, 2024	Change
Tonnes Mined	483,521	-	483,521	606,309	-	606,309
Tonnes Crushed	436,066	-	436,066	514,434	-	514,434
Gold grade (g/t)	0.2	-	0.2	0.3	-	0.3
Gold produced (ounces)	2,484	-	2,484	4,933	-	4,933
Gold sold (ounces)	2,257	-	2,257	5,476	-	5,476
Average realized gold price ($/oz sold) (1)	$4,202	-	$4,202	$3,670	-	$3,670
Cash cost ($/oz Au sold) (1)	$2,058	-	$2,058	$2,846	-	$2,846
AISC ($/oz Au sold)(1) (2)	$2,131	-	$2,131	$3,103	-	$3,103

(1) Refer to Non-IFRS Measures.

(2) AISC excludes corporate general and administrative expenses.

EXPLORATION AND MINERAL PROPERTY DEVELOPMENT UPDATE

Nicaragua

During Q4 2025, the Company completed 10,088 m of reverse circulation ("RC") drilling which included 334 m of infill drilling. In addition, 6,898 m of diamond drilling was completed. Drilling was completed using six drill rigs, including 3 RC drill rigs, two combination diamond / RC drill rigs and one diamond drill rig.

The objective of this drilling campaign was to identify extensions of the high-grade mineralized blocks and mineralization trends beyond the limits of the MRE for the San Albino Mine, increase the level of confidence in areas to be mined and to test regional exploration targets.

On November 18, 2024, the Company's wholly owned subsidiary Nicoz Resources S.A. was granted a new concession by Nicaraguan Ministry of Energy and Mines ("MEM").  The new concession, called Tiburon, covers an area of 3,605 ha (approximately 36.05 km2) and is contiguous to the east of the Company's San Albino-Murra concession and north of the El Jicaro concession in Nueva Segovia, Nicaragua. The Tiburon concession allows for both exploration and exploitation and is valid for a period of 25 years, until November 18, 2049. During Q2 2025, the Company initiated an environmental impact assessment study and began geological mapping and sampling programs on the new concession.

On September 19, 2025, the Company was granted an exploration permit for the Tiburon concession which is valid for 10 years and allows the Company to drill 800,000 m on this concession.

The Company now holds 100% of five mineral concessions in Nueva Segovia, Nicaragua for a total land package of approximately 22,422 ha (approximately 224 km2).

During Q3 2025, the Company initiated drilling campaigns on several regional exploration targets as discussed in detail below and continued geological mapping and sampling of exposed mineralized veins, local mines dumps, and, where safely accessible, underground workings, at all five, 100% owned concessions (San Albino-Murra, Potrerillos, La Segoviana, El Jicaro and recently granted Tiburon).

Las Conchitas Area

Las Conchitas is situated between two past-producers, the San Albino Mine and the El Golfo Mine. It covers an area of approximately 3.75 km2 and is 2 km south of the San Albino Mine, and immediately to the north of the historical El Golfo Mine that is within the Company's El Jicaro Concession.

Management’s Discussion and Analysis For the year ended December 31, 2025

Las Conchitas contains numerous mineralized structures over a 1,700 m by 800 m area, which has been subdivided into three primary areas: Las Conchitas Norte, Las Conchitas Central and Las Conchitas Sur. Each area features multiple subparallel, northeast-southwest striking and gently dipping mineralized veins.

In the Northern area of Las Conchitas two targets were drilled: Mina Francisco with 2,055 m of RC drilling and 1,096 m of diamond drilling focused on delineating geological and geochemical data to be used for detailed underground mine design, and San Pablo/Mina Francisco with 238 m of diamond drilling testing potential open pitable resources.

In the Central area of Las Conchitas, the company completed 334 m of infill drilling at the Intermediate zone with the main goal of testing for structural continuity and extensions of the gold mineralization.

San Albino Area

Two areas outside of the main San Albino deposit were drilled.  In the Southwest pit area, 1,171 m of RC drilling were completed testing for extensions of the open pitable resources and potential underground targets.  At El Jobo, 1,318 m of RC drilling was completed testing for additional open pitable resources.

During Q4 2025, the Company completed 994 m of exploration RC drilling at the Mina Milagros prospect, situated in the central portion of the San Albino - Murra Concession. In the Northern portion of the San Albino - Murra Concession, at Aguas Frias, 1,125 m of RC drilling was completed.

The objective of these programs was to test gold mineralization identified in the reconnaissance mapping program related to historical underground workings.  Results are pending.

El Jicaro Concession

El Jicaro encompasses the southwest extension of the mineralized structures identified on the Corona de Oro Gold Belt. It covers an area of 5,071 ha (51 km2). Several prospective exploration targets were prioritized for detailed mapping and sampling. A drilling campaign was designed to test additional high priority targets at El Golfo, located approximately 1 km to the south of Las Conchitas area.

During Q4 2025, the Company completed a total of 5,564 m of diamond drilling and 816 m of RC drilling at El Golfo using two drill rigs.

Potrerillos Concession

The Potrerillos Concession comprises 12 km2 of subsurface mineral rights and is contiguous to and along strike from the San Albino Mine. Detailed mapping and sampling were completed on the Potrerillos Concession. The Potrerillos Concession is valid until December 2031 with the ability to renew for an additional 25 years.

During Q4 2025, the Company continued reconnaissance exploration and identified a number of prospects that require additional follow-up sampling and mapping.

La Segoviana Concession

The La Segoviana concession covers an area of 3,845.80 ha (approximately 39 km2) and is contiguous to the north and northwest of the Company's San Albino-Murra Concession. The La Segoviana Concession allows for both exploration and exploitation and is valid for a period of 25 years, until March 12, 2045.

During Q4 2025, the Company continued drilling campaign at Mina Americas and completed 2,275 m of RC drilling.  Results are pending.  The Company continued reconnaissance exploration and continues to identify additional prospects that require additional follow-up sampling and mapping.

Tiburon Concession

On November 18, 2024, the Company was granted a new concession called Tiburon and initiated a prospecting and mapping program, which identified several areas with potential to discover additional gold bearing structures. Reconnaissance mapping and sampling has identified several new prospects with similar characteristics to the San Albino and Las Conchitas deposits. During Q4 2025, exploration work focused on mapping and sampling of prospective zones.

Management’s Discussion and Analysis For the year ended December 31, 2025

On September 19, 2025, the Company was granted an exploration permit for the Tiburon concession which is valid for 10 years and allows the Company to excavate 540 trenches, totaling 32,000 m and to complete 500,000 m of diamond drilling and 300,000 m of RC drilling for a total of 800,000 m.

For details on all previously reported drill results, please see the Company's filings on the Company's website at www.makominingcorp.com and on SEDAR+ at www.sedarplus.ca

Eagle Mountain Project, Guyana

The Company's subsidiary, Stronghold Guyana Inc. ("Stronghold"), has a 100% interest in the Eagle Mountain Prospecting License ("EMPL") and the Kilroy Mining Permit (collectively the "Guyana Property"). The Guyana Property covers an area of 5,050 ha (approximately 50km2) in central Guyana. 4,784 ha relate to the Eagle Mountain Prospecting License and 266 ha relate to the Medium-Scale Mining Permit held by Kilroy Mining Inc. ("Kilroy"), a Guyanese Company, on which Stronghold has a long-term lease with a 2% net smelter return ("NSR") royalty.

The long-term lease and NSR royalty arrangement was established in 2014 to support a pilot plant operation. Pursuant to Stronghold's agreement with Kilroy, Kilroy is obligated to surrender the existing Mining Permits upon instruction from Stronghold. The Company expects to issue such instruction in connection with its application for a Large-Scale Mining License, at which point the lease and NSR royalty will terminate and the underlying claims will be consolidated into the new license.

On September 30, 2024, the Guyana Geology and Mines Commission ("GGMC") approved the renewal of the EMPL. Pursuant to the Guyana Mining Act, the term of prospecting licenses is three years with two rights of extension of one year each, for a total of five years. Stronghold was granted two other renewals in 2013 and 2019. The EMPL provides the Company with the right to explore the area for gold, valuable minerals, and base metals. It also provides the Company with the right to apply for a mining license over the EMPL area.

The terms of the prospecting license include the payment of an annual rental fee to GGMC equal to $0.92 per English acre for the first year, a requirement to allow the GGMC to inspect the operations within the prospecting license area as often as deemed necessary by the GGMC, the submission of a technical data report related to the prospecting license activities on a semi-annual basis to the GGMC, and the annual submission of audited annual financial statements to the GGMC. As part of the prospecting license renewal application, the Company submitted a work program and budget for the EMPL. The Company is obliged to spend, by September 30, 2025, a minimum of $2.56 million on the execution of the work program during the first year of the renewed prospecting license. The minimum expenditure requirement was met as of September 30, 2025. As per the requirements of the prospecting license, the Company submitted to the GGMC a work performance bond of $0.3 million on October 11, 2024.

The 2025 work program includes engineering and environmental activities, such as geotechnical drilling, hydrology/hydrogeology, environmental geochemistry, cultural heritage and community surveys, noise/air and biodiversity surveys, as well as siting studies to both confirm mine design parameters and to generate baseline environmental data for an Environmental and Social Impact Assessment ("ESIA").

In March 2025, the Company advanced permitting efforts for the Eagle Mountain Project with the submission of a comprehensive Environmental Application and Project Summary documents to the Guyana Environmental Protection Agency ("EPA"). Subsequently, in May 2025, Mako hosted EPA officials at the Eagle Mountain site. Following this visit, on July 13, 2025, the EPA announced the start of the public notice period. During this phase, the Guyana EPA and Environmental Resources Management Ltd. - Mako's lead consultant for the EIA process - together with Mako have commenced a series of stakeholder and community engagement meetings. This process informed the impacts and mitigation measures of the EIA.

On March 25, 2026, the Company filed with the Guyana EPA the Environmental and Social Impact Assessment. The ESIA reflects the Project's baseline studies for environmental, social, cultural, engineering, community engagement as well as expected impacts and mitigation measures. Its filing marks a critical step in the regulatory review process in respect of the Environmental Authorization to be issued by the EPA.

Management’s Discussion and Analysis For the year ended December 31, 2025

Mt. Hamilton Project, Nevada USA

On March 23, 2026, the Company completed the acquisition of 100% of the membership interests of MHC, the owner of the Mt. Hamilton Project located in White Pine County, Nevada, USA. The Mt. Hamilton Project has all major state and federal permits to allow construction of an open pit, heap leach gold silver project. The Mt. Hamilton Project also hosts a tungsten target, located below and independent of the gold and silver mineralization. The tungsten target has been defined by over 100,000 ft of historical exploration drilling. In a report by the Department of the Interior, dated August 25, 2025, tungsten was identified as one of the top 10 critical metals based on its probability weighted impact of supply disruptions on the U.S. economy. Tungsten is considered a critical metal for the U.S. Government, particularly for national security, defense, and advanced industrial applications.

SELECTED ANNUAL FINANCIAL INFORMATION

(in $000's)	2025	2024	2023
Revenue	$148,472	$92,076	$65,948
Gross profit	75,017	46,385	22,836
Income for the year	33,740	19,152	6,799
Comprehensive income for the year	33,253	20,665	6,721
Basic income per share	0.41	0.27	0.10
Diluted income per share	0.41	0.26	0.10
Total assets	208,445	107,082	41,809
Total non-current financial liabilities	-	4,806	7,516

The improvement in the Company's financial position and financial performance reflects the increase in gold prices during 2024 and 2025. In addition, the 2025 and 2024 balances were materially impacted by the acquisitions of the Moss Mine (completed in 2025) and Goldsource Mines Inc. (completed in 2024). Refer to MOSS MINE ACQUISITION and GOLDSOURCE MINES INC. ACQUISITION for additional details.

TREND ANALYSIS

Summary of Quarterly Results

(in $000's excluding per share)	2025				2024
	Oct - Dec	Jul - Sept	Apr - Jun	Jan - Mar	Oct - Dec	Jul - Sept	Apr - Jun	Jan-Mar

Revenue	50,394	27,575	38,715	31,788	28,849	15,739	28,278	19,211
Cost of sales	(20,825)	(18,018)	(19,682)	(14,926)	(12,586)	(11,242)	(11,715)	(10,148)
Gross profit	29,569	9,557	19,033	16,862	16,263	4,497	16,563	9,063
E&E expenses	(2,837)	(2,787)	(2,209)	(1,530)	(1,241)	(1,148)	(179)	(696)
G&A expenses	(3,611)	(2,893)	(2,603)	(1,701)	(2,096)	(1,736)	(3,023)	(1,794)
Other income (expenses)	(928)	360	1,576	(1,158)	(2,357)	(641)	(1,463)	(664)
Income taxes	(7,886)	(3,041)	(6,979)	(3,050)	(5,912)	(595)	(3,130)	(560)
Net income	14,307	1,196	8,818	9,423	4,657	360	8,768	5,349
Basic income per share	0.17	0.01	0.11	0.12	0.06	0.00	0.13	0.08
Diluted income per share	0.16	0.01	0.11	0.12	0.06	0.00	0.13	0.08
The sum of the quarters may not equal the annual results due to rounding.

Consolidated gold ounces produced	12,105	7,822	11,074	9,830	11,070	6,327	12,206	9,875
Consolidated gold ounces sold	11,564	7,830	11,476	10,817	10,888	6,532	12,313	9,267
Average realized gold price ($/oz) (1)	4,313	3,454	3,323	2,915	2,650	2,409	2,296	2,073

(1) Refer to Non-IFRS Measures.

Revenue: The variation between quarters resulted from changes in the number of ounces sold and the average prices realized for gold. Additionally, 2025 revenues are impacted by the acquisition of Moss Mine. Refer to MOSS MINE ACQUISITION for additional details.

Management’s Discussion and Analysis For the year ended December 31, 2025

Cost of sales: The variation between quarters resulted from differences in the deposit and the grade of mineralized material mined during each period.

Exploration and evaluation expenditures: Quarter on quarter increase in exploration expenses resulted from drilling exploration to define new mineral reserves and resources at various concessions near in Nicaragua and advancing Eagle Mountain Project in Guyana.

Other income (expenses): Other income (expense) for the period up to June 30, 2025, was affected by quarter-over-quarter changes in the fair value of the embedded derivative in the Silver Loan with Sailfish. In Q2 2025, the Company recognized a gain of $1 million related to the elimination of the contingent consideration payable. Refer to MOSS MINE ACQUISITION for additional details. In Q4 2025, the Company recognized a loss of $1.3 million on the extinguishment of the Wexford Loan.

FINANCIAL RESULTS

Financial results for the three months and year ended December 31, 2025 and 2024:

(in $000's excluding per share)	For the three months ended		For the year ended
	December 31,		December 31,
	2025	2024	2025	2024
Revenue	$50,384	$28,775	$148,421	$91,608
Production services revenue	10	74	51	468
	50,394	28,849	148,472	92,076
Cost of sales
Production costs	(18,397)	(10,938)	(65,473)	(38,222)
Depreciation, depletion and amortization	(2,428)	(1,648)	(7,982)	(7,469)
	(20,825)	(12,586)	(73,455)	(45,691)
Gross profit	29,569	16,263	75,017	46,385
Exploration and evaluation expenses	(2,837)	(1,241)	(9,363)	(3,263)
General and administrative expenses	(3,611)	(2,096)	(10,808)	(8,649)
Other income (expense)	(928)	(2,357)	(150)	(5,124)
Income before income taxes	22,193	10,569	54,696	29,349
Income and deferred tax expense	(7,886)	(5,912)	(20,956)	(10,197)
Income for the period	$14,307	$4,657	$33,740	$19,152
Other comprehensive income
Foreign currency translation adjustment	$293	$1,502	$(487)	$1,513

Comprehensive income for the period	$14,600	$6,159	$33,253	$20,665

Revenue:

	Three months ended			Year ended
	Dec 31, 2025	Dec 31, 2024	Change	Dec 31, 2025	Dec 31, 2024	Change
Revenue (in $ 000s)	$50,394	$28,849	$21,545	$148,472	$92,076	$56,396
Gold sold (ounces)	11,564	10,888	676	41,686	39,001	2,685
Average realized gold price ($/oz sold) (1)	$4,313	$2,650	$1,663	$3,515	$2,361	$1,154

(1) Refer to Non-IFRS Measures.

During the 2025 periods, revenue included gold sales from the Moss Mine, which was acquired in Q1 2025, along with gold sales from the San Albino Mine, primarily from the Las Conchitas deposit. In 2024, revenue was generated from the San Albino Mine, including both the San Albino and Las Conchitas deposits.

Additionally, the Company sells gold at the spot price. During 2025, the Company realized higher gold prices compared to 2024.

Management’s Discussion and Analysis For the year ended December 31, 2025

Cost of sales: During the 2025 periods, cost of sales increased compared to 2024 due to a higher stripping ratio and longer hauling distances for waste and mineralized material at the San Albino Mine, primarily related to mining at the Las Conchitas deposit. Cost of sales also increased due to higher mining costs at Moss Mine, which the Company acquired in Q1 2025.

Exploration and evaluation ("E&E") expenses:

	Three months ended			Year ended
Expenses by property (in $000s)	Dec 31, 2025	Dec 31, 2024	Change	Dec 31, 2025	Dec 31, 2024	Change
Eagle Mountain	$454	$701	$(247)	$3,944	$1,315	$2,629
El Jicaro	1,617	110	1,507	3,107	336	2,771
San Albino	731	430	302	2,111	1,612	499
Moss Mine	36	-	36	201	-	201
	$2,838	$1,241	$1,597	$9,363	$3,263	$6,100

During 2025 periods, E&E expenses increased compared to 2024 periods due to higher drilling activity at the El Jicaro concession and other concessions within the San Albino Mine, aimed at defining new mineral reserves and resources. In addition, costs incurred at the Eagle Mountain Project were directed toward advancing the project.

General and administrative expenses

	Three months ended			Year ended
(in $000s)	Dec 31, 2025	Dec 31, 2024	Change	Dec 31, 2025	Dec 31, 2024	Change
Accounting and legal	182	232	(50)	1,171	984	187
Consulting fees	24	17	7	66	62	4
Directors' fees	121	88	33	443	265	178
Depreciation	33	34	(1)	136	127	9
General office expenses	121	37	84	404	189	215
Insurance	83	109	(26)	457	470	(13)
Investor relations and communications	48	39	9	182	184	(2)
Rent	12	2	10	42	6	36
Salaries and benefits	2,031	1,201	830	5,474	4,883	591
Stock-based compensation	835	221	614	1,973	1,022	951
Telephone and IT services	(21)	58	(79)	123	188	(65)
Transfer agent fees and regulatory fees	27	18	9	99	88	11
Travel	115	40	75	238	181	57
	3,611	2,096	1,515	10,808	8,649	2,159

Stock-based compensation: The increase in expenses during the 2025 period resulted from stock options granted during the year.

Salaries and benefits: The increase in expenses during the three months ended December 31, 2025, compared with the same period in 2024, was primarily due to higher bonus accruals for officers and employees.

Management’s Discussion and Analysis For the year ended December 31, 2025

Other income (expenses)

	Three months ended			Year ended
(in $000s)	Dec 31, 2025	Dec 31, 2024	Change	Dec 31, 2025	Dec 31, 2024	Change
Accretion and interest expense	(344)	(357)	13	(1,600)	(971)	(629)
Loss on derivative instruments	(199)	(22)	(177)	(294)	(1,959)	1,665
Loss on derecognition or modification of financial liability	(1,251)	(483)	(768)	(1,251)	(483)	(768)
Gain on elimination of contingent consideration	-		-	1,000	-	1,000
Foreign exchange gain (loss)	525	(1,480)	2,005	1,397	(1,665)	3,062
Interest income	348	3	345	566	48	518
Other miscellaneous gain (loss)	(7)	(18)	11	32	(94)	126
	(928)	(2,357)	1,429	(150)	(5,124)	4,974

Loss on derivative instruments: The Company's derivative liabilities were related to the Sailfish Loan. The loan was settled during Q2 2025, resulting in no gain or loss recorded in the quarter. The lower market value adjustment in the first half of the year was due to fewer payable silver ounces in 2025.

Loss on derecognition or modification of financial liability: In Q4 2024, the Company amended the Wexford Loan to reflect interest payments on a semi-annual basis over the remaining term of the agreement. As a result, the Company recognized a remeasurement loss in 2024. On October 28, 2025, the Company fully repaid the outstanding balance of the Wexford Loan. The difference between the loan's carrying value and the settlement amount was recognized as a loss on settlement in the statement of income.

Gain on elimination of contingent consideration: The purchase price for the Moss Mine acquisition included $1 million of contingent consideration payable to Elevation. In Q3 2025, after the Company acquired the debt held by Elevation, management determined that the likelihood of the Contingent Consideration becoming payable was remote. As a result, a gain was recognized in the statement of income. REFER TO EG ACQUISITION LLC.

Foreign exchange gain (loss): The foreign exchange gain (loss) arises primarily at Corporate, which has a Canadian-dollar functional currency but holds loans, cash, and inter-company investments denominated in U.S. dollars. At December 31, 2024, a significant unrealized loss was recognized in the statement of income due to the depreciation of the Canadian dollar relative to the U.S. dollar. During 2025, the Canadian dollar appreciated, partially reversing the unrealized losses recorded in 2024.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

	Year ended
(in $000s)	Dec 31, 2025	Dec 31, 2024	Change
Net cash flows provided by operating activities	52,977	34,451	18,526
Net cash flows used in investing activities	(20,336)	(13,185)	(7,151)
Net cash flows provided (used) in financing activities	30,071	(8,233)	38,304
Effect of foreign exchange on cash and cash equivalents	44	(10)	54
Change in cash and cash equivalents	$62,756	$13,023	$49,733

The Company generated positive cash flow from operations of $53 million during 2025, an increase of $18.5 million compared to 2024.  The increase in cash flows provided by operating activities is primarily attributable to an increase in revenue driven by higher gold selling prices and a higher quantity of gold ounces sold during 2025.

Management’s Discussion and Analysis For the year ended December 31, 2025

Cash used in investing activities included: (i) $6.1 million (net of cash acquired) for the purchase of the Moss Mine; (ii) $1.8 million for the debt previously owed by Elevation to Maverix; (iii) $1.1 million for transaction costs related to the acquisitions of the Moss Mine and the Mt. Hamilton Project; and (iv) $12.3 million for exploration activities at the San Albino Property in Nicaragua and for advancing the Eagle Mountain Project in Guyana. These expenditures were partially offset by the receipt of $1 million from Sailfish for the exercise of its option to purchase all silver production from the San Albino Property.

The cash generated from financing activity included $37.4 million from the Private Placement, and $2.5 million from exercise of options and warrants. Cash used in financing activity included: i) repayment of Sailfish Silver Loan amounting to $1.3 million, ii) interest and principal payment of $7.1 million on the Wexford Loan and (iii) $1.4 million to purchase the Company's common shares under its normal course issuer bid announced in November 2024.

Financial condition and Liquidity risk

(in $000s)	Dec 31, 2025	Dec 31, 2024	Change
Cash and cash equivalents	$77,277	$14,521	$62,756
Working capital (1)	$82,874	$10,773	$72,101

(1) Refer to Non-IFRS Measures.

The Company's working capital (defined as current assets less current liabilities) increased in 2025 primarily due to strong cash flows generated from higher gold prices and the Private Placement completed in Q4 2025. With sustained higher gold prices, the Company expects to continue generating operating cash flow to support exploration programs at San Albino, technical and engineering activities at the Eagle Mountain Project, the ramp-up of mining activities at the Moss Mine, and development activities at Mt. Hamilton. Management expects that available liquidity, together with projected cash flows from ongoing mining operations, will be sufficient to meet all contractual obligations and planned expenditures and does not anticipate any liquidity constraints over the next 12 months.

The consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that it will be able to meet its existing obligations and commitments and fund ongoing operations in the normal course of business for at least twelve months from December 31, 2025.

The Company's financial performance is dependent upon many external factors. Exploration, development and mining of precious metals involve numerous inherent risks including but not limited to metal price risk as the Company derives its revenue from the sale of gold, currency risks as the Company reports its financial statements in US dollars whereas the Company operates in jurisdictions where it conducts its business in other currencies.  Although the Company minimizes these risks by applying high operating standards, including careful planning and management of its facilities, hiring highly qualified personnel and giving adequate training, these risks cannot be eliminated.

OUTSTANDING SECURITIES

As of the date of this MD&A, the Company had 87,564,647 common shares issued and outstanding, plus 800,953 restricted share units, 370,040 deferred share units, Nil warrants and 1,469,518 share purchase options outstanding.

Management’s Discussion and Analysis For the year ended December 31, 2025

TRANSACTIONS WITH RELATED PARTIES

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprise the Company's Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, President and Directors.

For the year ended (in $000s)	December 31, 2025	December 31, 2024
Director fees	$444	$265
Salaries, consulting and management fees	1,569	2,071
Share-based compensation	1,551	855
Total	$3,564	$3,191

As at December 31,	2025	2024
Amount included in accounts payable and accrued liabilities	$9	$303

Sailfish

Sailfish is a publicly traded company related by common shareholders and directors. During the year ended December 31, 2025, the Company had the following transactions with Sailfish:

Gold stream sales

  The Company sold 61 (2024: 782) ounces of gold to Sailfish for $51 thousand (2024: $0.5 million) which is recognized as production service revenue.
  The Company received advances of $nil (2024: $0.4 million) for the sale of gold ounces.

As at December 31, 2025, a balance of $10 thousand was receivable from Sailfish and is included in receivables (December 31, 2024: $70 thousand).

Royalty fee

Sailfish is entitled to a 2% NSR royalty of the production of all gold and silver ounces from San Albino Mine, excluding the certain area of interest, as defined in the amended gold stream agreement entered into in November 2018.

During the year ended December 31, 2025, a royalty fee of $2.4 million (2024: $1 million) was payable to Sailfish and is included in production costs in the consolidated statement of income.

As at December 31, 2025, a balance of $0.8 million (2024: $0.4 million) was payable to Sailfish and is included in accounts payable and accrued liabilities.

Silver Option Agreement

The Company delivered 54,000 ounces (2024: 162,000 ounces) of silver to Sailfish under the silver-linked loan agreement (the "Silver Loan") entered into in May 2023.

On April 28, 2025, the Company received $1 million from Sailfish for exercise of its option to purchase all remaining silver from the Company's San Albino-Murra concession available under the Silver Loan. The Company delivered 17,661 ounces (2024: nil) of silver to Sailfish pursuant to the option exercised.

Wexford LP

Wexford is the Company's largest shareholder and exercises significant influence over the Company. During the year ended December 31, 2025, the Company had following transactions with Wexford:

On March 27, 2025, the Company acquired the Moss Mine from Wexford EGA, an entity owned by Wexford. Refer to EG ACQUISITION LLC for additional details.

On October 28, 2025, the Company closed the Non-Brokered Offering with funds managed by Wexford, issuing 1,875,000 common shares at the Issue Price for gross proceeds of $10.8 million (C$15 million).

Management’s Discussion and Analysis For the year ended December 31, 2025

During the year ended, the Company paid $0.8 million (2024: $0.3 million) in interest and $6.3 million (2024: nil) toward the principal on the loan from Wexford. During the year, the Company accrued interest expense of $0.5 million (2024: $0.5 million) on the Wexford Loan. As at December 31,2025, the principal and outstanding interest on the Wexford Loan was $nil (2024: $6.6 million).

Tes‐Oro Mining Group, LLC ("Tes-Oro")

Tes-Oro is a private company controlled by the Company's Chief Operating Officer. Tes-Oro is a full-service engineering, procurement and construction management firm working with the Company. During the year ended December 31, 2025, the Company expensed fees relating to consulting services of $46 thousand (2024: $9 thousand), $96 thousand (2024: $38 thousand) in general office expenses. Amounts payable to Tes-Oro as at December 31, 2025, were $9 thousand (December 31, 2024: $9 thousand).

PROPOSED TRANSACTIONS

None.

MT. HAMILTON ACQUISITION

On March 20, 2026, the Company completed the acquisition of 100% of the legal registered membership interests of MHC, the owner of the Mt. Hamilton project in Nevada, USA, from Sailfish. The acquisition was completed pursuant to the terms of an amended and restated purchase and sale agreement dated February 14, 2026 Sailfish (the "A&R Purchase Agreement"), among Mako, Mako US and Sailfish and an amended and restated gold purchase agreement dated February 14, 2026 (the "A&R Gold Purchase Agreement") between Mako and Sailfish (collectively, the "Transaction Agreements"). Pursuant to the terms of the A&R Gold Purchase Agreement, Mako will satisfy the $40 million purchase price for the acquisition through the grant to Sailfish of the following steam as consideration:

• during the initial 60 months of the stream, Sailfish will purchase from Mako approximately 341.7 troy ounces of gold per month at a price equal to 20% of the London Bullion Market Association PM Fix price, subject to a floor of $2,700 per ounce and a cap of $3,700 per ounce; and

• during the final 72 months of the stream, Sailfish will purchase from Mako approximately 100 troy ounces of gold per month at a price equal to 20% of the London Bullion Market Association PM Fix price.

Mako's obligations under the A&R Gold Purchase Agreement will be secured in favour of Sailfish by first-ranking security interests over all current and future assets of Mako and certain of its subsidiaries that hold a direct or indirect interest in the Mt. Hamilton Project.

MOSS MINE ACQUISITION

On March 27, 2025, the Company's subsidiary Mako US completed the acquisition of EGA, acquiring 100% of the issued and outstanding common shares from Wexford EGA an entity owned by Wexford. EGA owns 100% of the common shares of GVC, which owns the Moss Mine. On completion of the transaction, the Company acquired 100% of the Moss Mine.

The acquisition has been accounted for as a purchase of assets as the Company concluded that it did not acquire processes that could develop the acquired inputs into an operating mine.

Wexford EGA acquired GVC from Elevation under a Companies' Creditors Arrangement Act ("CCAA") proceeding and related Chapter 15 proceeding in the United States (collectively, the "Bankruptcy Process") on December 31, 2024.

The total purchase price for the acquisition of EGA is composed of the following:

(in '000)	$
Cash paid on closing of the transaction	6,489
Fair value of Contingent Consideration (Royalty Agreements settlement)	1,000
External legal and advisory fees and due diligence costs	356
7,845

Management’s Discussion and Analysis For the year ended December 31, 2025

The purchase price was allocated based on the relative fair value of the assets acquired and liabilities assumed as follows:

Relative fair value of net assets acquired and (liabilities) assumed (in '000)	As at March 27, 2025 $
Cash	346
Prepaid expenses and deposits	401
Inventory	13,139
Reclamation bond	3,259
Building and equipment	603
Mining interest	5,424
23,172
Less:
Accounts payable and accrued liabilities	(1,067)
Reclamation and rehabilitation obligation	(14,260)
7,845

The total purchase price was allocated based on the relative fair value of the assets acquired and liabilities assumed, including the mining interest and working capital. The reclamation and rehabilitation obligation was initially measured in accordance with IAS 37. The value of the building, equipment and the mining interest was determined based on a discounted cash flow model using a two-year life of mine.

a) Reclamation bond

The reclamation bond is required by regulatory authorities to ensure financial assurance for the Company's future reclamation obligations associated with its mining operations at the Moss Mine.

On June 20, 2025, restricted cash of $1.5 million held for reclamation bond purposes was released to the Company. As of December 31, 2025, the total restricted cash held for reclamation bond purposes amounts to $1.8 million which is classified as non-current on the balance sheet based on the anticipated timing of the bond release conditions.

b) Contingent Consideration - Royalty agreement settlements

At the time of acquisition, a 1% net smelter return ("NSR") royalty at the Moss Mine held by affiliates of Sandstorm Gold Ltd. and a 3% NSR royalty at the Moss mine held by Patriot Gold Corporation (collectively, the "Royalty Holders") were being disputed by Elevation as part of the Bankruptcy Process whereby the court was asked to declare the validity of the real property interests asserted by the Royalty Holders ("Royalty Agreements").

In the event that Elevation was successful in invalidating the Royalty Agreements or if an agreement was to be reached with the Royalty Holders to terminate Royalty Agreements by December 31, 2025, the Company was to pay Elevation $1.5 million (the "Contingent Consideration").

The purchase price includes an accrual for the settlement of the royalty disputes that arose in connection with the Bankruptcy Process on the date of acquisition, involving the Royalty Holders, which were before the United States Bankruptcy Court for the District of Arizona.

As at the acquisition date, the fair value of the Contingent Consideration was determined to be $1 million using the expected value approach in accordance with IFRS 13, Fair value measurements. The Contingent Consideration is recognized as a liability at amortized cost. The expected value approach develops a set of probability-based outcomes for the Contingent Consideration discounted based on market participant assumptions to determine the fair value. The assumptions used in the valuation included the likelihood of success in vesting away the royalties, and timing of the court settlement.

Subsequent to the acquisition date, on July 2, 2025, the Company acquired the secured indebtedness owed by Elevation to Maverix. As a result, the Company reassessed the probability of cash flows related to the Contingent Consideration, determined the likelihood to be remote, and recognized a gain of $1 million in the statement of income.

Management’s Discussion and Analysis For the year ended December 31, 2025

On October 22, 2025, the United States Bankruptcy Court for the District of Arizona (the "US Court") granted Patriot real property interest in certain mineral interest at the Moss Mine. At December 31, 2025, the US Court has not concluded on the Sandstorm's real property interest.

SIGNIFICANT ACCOUNTING ESTIMATES

Estimates and judgments

The preparation of financial statements in accordance with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant assumptions and judgments about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, which could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following areas:

● Estimated mineral resources;

● Reclamation and rehabilitation obligation;

● Stockpiled ore, ore in circuit and heap leach ore net realization value;

● Depreciation, depletion and amortization.

Refer to Note 4 of the Company's audited consolidated financial statements for the year ended December 31, 2025, for a detailed discussion of these accounting estimates and judgments, except as noted below.

CHANGES IN ACCOUNTING POLICIES

Amendments to IFRS 9, Financial instruments, and IFRS 7, Financial instruments: Disclosures

In May 2024, the International Accounting Standards Board issued Amendments to the Classification and Measurement of Financial Instruments (amendments to IFRS 9 and IFRS 7). The amendments clarify the requirements for the recognition and derecognition of financial assets and financial liabilities, including introducing an accounting policy option for the derecognition of financial liabilities settled through an electronic payment system before the settlement date.

The amendments also provide additional guidance on assessing the contractual cash flow characteristics of financial assets, including those with contingent or ESG-linked features, and enhance disclosure requirements for financial instruments with contingent features and for equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with early adoption permitted. The Company is currently evaluating the impact of these amendments on its financial statements.

IFRS 18, Presentation and disclosure in financial statements

In April 2024, the International Accounting Standards Board issued IFRS 18, Presentation and Disclosure in Financial Statements, which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces new presentation requirements for the statement of profit or loss, including the use of three defined categories, operating, investing, and financing, and the inclusion of specified subtotals. The standard also requires entities to provide additional disclosures for management-defined performance measures, as well as enhanced guidance on the aggregation and disaggregation principles that apply to both the primary financial statements and the notes. IFRS 18 does not change the recognition or measurement of items in the financial statements, nor the classification or presentation of items within other comprehensive income.

Management’s Discussion and Analysis For the year ended December 31, 2025

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, including interim periods, with retrospective application required. Early application is permitted. The Company is currently assessing the impact of this new standard on its future financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's Report on Internal Controls over Financial Reporting

In connection with National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), the Chief Executive Officer and Chief Financial Officer of the Company, respectively (collectively, the "certifying officers") have filed a Form 52-109FV1 - Certification of Annual Filings - Venture Issuer Basic Certificate (the "certifications") with respect to the Company's annual financial statements for its year ended December 31, 2025, and this MD&A (the "annual filings").

As the Company was, as at the financial year ended December 31, 2025, a "venture issuer" (as such term is defined in NI 52-109), the certifying officers are not required to provide representations in the certifications in respect of the annual filings relating to the establishment and maintenance of disclosure controls and procedure ("DC&P") and internal control over financial reporting ("ICFR"), as defined in NI 52-109 and has not completed a full evaluation of same. In particular, the certifying officers are not making any representations in the certifications relating to the establishment and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the IFRS Accounting Standards. Inherent limitations on the ability of the certifying officers to design and implement on a cost-effective basis DC&P and ICFR for the Company may result in additional risks to quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

The certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the certifications.

This MD&A does not include a report on management's assessment regarding ICFR or an attestation report of our independent registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies. Beginning with the Company's annual filings for the year ended December 31, 2026, following its listing on Nasdaq, for its 2026 annual financial results, the Company will be required to provide a management report on ICFR in accordance with Section 404 of the Sarbanes-Oxley Act. Based on management's assessment, the Company qualifies as an emerging growth company and will be exempt from the requirement for an independent registered public accounting firm attestation report on the effectiveness of the Company's ICFR.

Notwithstanding the foregoing, in connection with the preparation and audit of the consolidated financial statements as of and for the year ended December 31, 2025, the Company identified deficiencies with respect to the design and operation of its ICFR which were deemed to aggregate to a material weakness. A "material weakness" is a deficiency, or a combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness relates primarily in deficiencies in the Company's information technology general controls ("ITGCs"), resulting in a lack of adequate segregation of duties in the design and operation of controls over the creation and posting of journal entries. The Company's accounting system permitted certain individuals to post journal entries that they had created. Due to the rapid growth in the Company's operations during the financial year, the compensating controls in place were not sufficient to mitigate this system limitation. This deficiency could reasonably result in a material misstatement in the Company's financial statements. The material weakness did not result in any audit adjustments to the December 31, 2025 consolidated financial statements.

Notwithstanding the material weakness, the certifying officers have concluded that the Company's audited consolidated financial statements as of and for the year ended December 31, 2025, present fairly in all material respects, the Company's financial position, results of operation, changes in equity and cash flows in accordance with IFRS Accounting Standards.  There were no changes to previously released financial results.

Management’s Discussion and Analysis For the year ended December 31, 2025

Change in ICFR

During the three months and year ended December 31, 2025, the Company identified the aforementioned material weakness and, consequently, its ICFR were deemed to be ineffective. Other than in respect of the aforementioned material weakness and related remediation described below, during the three months and year ended December 31, 2025, no change occurred in the Company's ICFR that has materially affected, or is reasonably likely to materially affect, the Company's ICFR.

Management's Remediation Plan

The Company has developed and initiated a comprehensive remediation plan designed to strengthen the Company's internal control environment and support sustainable public-company compliance, including:

● Implementing automated control within the accounting system that prevents any individual from posting a journal entry they created.

● Enforcing review workflows to ensure personnel with the appropriate level of expertise and authorization are performing the journal entry review.

● Amending "super user" roles within the accounting system to improve segregation of duties.

While management is making improvements to the Company's control environment and business processes to support and scale with its growing operations, the remediation process is ongoing and the material weakness has not yet been fully remediated.  The Company may not be able to fully remediate the material weakness until these steps have been completed and the internal controls have been operating effectively for a sufficient period of time.

The evaluation process, including the effectiveness of the remediation efforts, is expected to be substantially concluded prior to December 31, 2026.

Disclosure Controls and Procedures

Management, with the participation of the certifying officers, assessed the effectiveness of DC&P as of December 31, 2025. As a result of the aforementioned material weakness, the certifying officers concluded that the Company's DC&P were not effective as at December 31, 2025 in providing reasonable assurance that the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is (a) recorded, processed, summarized and reported within the time periods specified in the securities legislation, and (b) accumulated and communicated to management, including the certifying officers, as appropriate, to allow timely decisions regarding required disclosure.

Control and Procedure Limitations

The Company's management, including the certifying officers, recognize that any ICFR and DC&P, no matter how well designed or operated, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are achieved.

MINERAL RESOURCE ESTIMATES AND RELATED CAUTIONARY NOTE TO U.S. INVESTORS

The Company's mineral resource estimates are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic U.S. companies. The reader may not be able to compare the mineral resources information in this MD&A with similar information made public by domestic U.S. companies. The reader should not assume that:

  the mineral resources defined in this MD&A qualify as resource under SEC standards the measured and indicated mineral resources in this MD&A will ever be converted to reserves; and

  the inferred mineral resources in this MD&A are economically mineable, or will ever be upgraded to a higher category.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Management’s Discussion and Analysis For the year ended December 31, 2025

NON-IFRS MEASURES

The Company has included non-IFRS measures in this MD&A such as adjusted EBITDA, cash cost per ounce sold, AISC per ounce sold, working capital and average realized gold price. These non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. In the gold mining industry, these are commonly used performance measures, however these measures do not have any standardized meaning prescribed under the IFRS Accounting Standards and therefore may not be comparable to other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, certain investors use this information to evaluate the Company's underlying performance of its core operations and its ability to generate cash flow.

"Adjusted EBITDA" represents earnings before interest (including non-cash accretion of financial obligations and lease obligations), income taxes and depreciation, depletion and amortization ("EBITDA"), adjusted to exclude exploration activities, share-based compensation and change in provision for reclamation and rehabilitation.

The following table provides EBITDA and Adjusted EBITDA calculations:

	Three months ended		Year ended
(in 000's)	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Net income after taxes	$14,307	$4,657	$33,740	$19,152
Income tax expense	7,886	5,912	20,956	10,197
Finance costs, net of finance income	(4)	357	1,034	971
Depreciation and amortization	2,461	1,682	8,118	7,596
EBITDA	$24,650	$12,608	$63,848	$37,916
Share-based compensation expense	835	221	1,973	1,022
Exploration activities	2,837	1,240	9,363	3,263
Change in provision for reclamation and rehabilitation	-	18	-	-
ADJUSTED EBITDA	$28,322	$14,087	$75,184	$42,201

"Cash costs per ounce sold" is production costs, calculated by deducting revenues from silver sales and dividing the sum of mining, milling and mine site administration costs excluding the amounts included in write downs of inventory, if any.

"AISC per ounce sold" includes cash costs (as defined above) and adds the sum of G&A, sustaining capital and certain sustaining exploration and evaluation ("E&E") costs, sustaining lease payments, provision for environmental fees, if applicable, and rehabilitation costs paid, all divided by the number of gold ounces sold. As this measure seeks to reflect the full cost of gold production from current operations, capital and E&E costs related to expansion or growth projects are not included in the calculation of AISC per ounce. Additionally, certain other cash expenditures, including income and other tax payments, financing costs and debt repayments, are not included in AISC per ounce.

Management’s Discussion and Analysis For the year ended December 31, 2025

The following table provides a reconciliation of production costs to cash costs and AISC:

	Three months ended		Year ended
(in 000's)	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Production costs (IFRS) (Cash costs)	$18,173	$10,939	$65,473	$38,222
Silver sales	(811)	-	(1,950)	-
Supporting general and administrative expenses	770	735	2,616	2,488
General and administrative expenses	1,973	523	6,083	3,189
Accretion of asset retirement costs (ARO) (Non-cash)	208	45	524	130
Capitalized sustaining expenditures	688	530	3,094	3,524
Deferred stripping expenses	694	1,940	2,554	5,903
Total AISC ($)	$21,695	$14,712	$78,394	$53,456
Gold ounces sold	11,564	10,888	41,686	39,001
Cash cost per gold ounce sold	$1,572	$1,005	$1,571	$980
AISC per gold ounce sold	$1,876	$1,351	$1,881	$1,371

"Average realized gold price" is calculated by dividing total gold revenue by the total gold ounces sold into the spot market.

"Working capital" is current assets less current liabilities.

RISK AND UNCERTAINTIES

The Company's principal activity of mineral exploration and exploitation is generally considered to be high risk. It is exposed to a number of risks and uncertainties that are common to other mining exploration and development companies. The industry is capital intensive at all stages and is subject to variations in commodity prices, market sentiment, inflation and other risks. The Company's mineral properties are in Nicaragua; Arizona, United States; and Guyana, which exposes the Company to risks associated with possible political or economic instability, changes to applicable laws, and impairment or loss of mining title or other mineral rights.

Some of the other significant risks are:

  Implementation of additional directives, following the October 24, 2022, announcement by the United States Department of the Treasury's Office of Foreign Assets Controls relating to new U.S. sanctions imposed on the General Directorate of Mines in Nicaragua pursuant to Executive Order 13851, as well as the issuance of EO 14088.

  Maintaining the Company's operating and development permits, title, rights and licenses in good standing.

  The Company utilizes heap leach processing for certain ore deposits, which presents specific risks and uncertainties that could materially impact operational and financial performance. Key considerations include:

    Recovery Variability: Recovery rates can fluctuate due to ore composition, changes in mineralogy, and environmental conditions affecting leaching efficiency.

    Operational Challenges: Factors such as liner integrity, solution distribution, and reagent consumption can influence overall effectiveness and profitability.

    Environmental and Regulatory Compliance: Stringent environmental laws on cyanide management and waste disposal may lead to delays or increased costs.

    Market and Economic Factors: Commodity price volatility directly impacts the economic viability of heap leach projects. Fluctuations in input costs such as reagents and energy can also affect margins.

    Climate and Weather: Extreme conditions can disrupt leach kinetics and infrastructure stability.

    Technical and Engineering Risks: Design and execution of heap leach pads require careful planning. Poor construction or operational practices can lead to structural failures and suboptimal recoveries.

Management’s Discussion and Analysis For the year ended December 31, 2025

  Mineral resource amounts are estimates only and may be unreliable. The Company cannot be certain that any specified level of recovery of minerals from mineralized material will, in fact, be realized or that any of its mineral property interests or any other mineral deposit will ever qualify as a commercially mineable ore body that can be economically exploited. Material changes in the quantity of mineralization, grade or stripping ratio or gold price volatility and foreign exchange risks may affect the economic viability of the properties.

  The junior resource market where the Company raises funds is extremely volatile, companies are subject to high level of competition for the same pool of investment dollars, and there is no guarantee that the Company will be able to raise adequate funds in a timely manner to carry out its business plans.

  Although the Company has taken steps to verify title to its exploration and other assets, there is no guarantee that the exploration and other assets will not be subject to title disputes or undetected defects.

  The Company is subject to laws and regulations related to environmental matters, including provisions for reclamation, discharge of hazardous material and other matters. The Company conducts its activities in compliance with applicable environmental legislation and is not aware of any existing environmental problems related to its mineral property interests that may be the cause of material liability to the Company.

  There is no assurance that any countries in which Mako operates or may operate in the future will not impose restrictions or taxes on the repatriation of earnings to foreign entities.

  Nicaraguan and Guyanese political and economic risks including social unrest.

  Communication and customs risk associated with working in Nicaragua and Guyana.

  Loss of key personnel and dependence on key personnel.

  Nicaragua is susceptible to hurricanes, earthquakes and volcanoes which could materially impact the Company's operations in the future.

  The Company not successfully remediating the material weakness in ICFR and DC&P identified at year end within the timeframe expected.

  The Bolivarian Republic of Venezuela's ("Venezuela") claims that the Essequibo area, which is within Guyana (west of the Essequibo River extending to the border of Venezuela) belongs to Venezuela. The internationally recognized border between Guyana and Venezuela was established in 1899 by an arbitration panel. The territory of Guyana, including the Essequibo area, has been continuously administered and controlled by Guyana since that time. The Company's Eagle Mountain Project falls within this Essequibo area, the sovereign territory of Guyana. The Company's activities at Eagle Mountain, including exploration, technical and environmental studies, and ongoing coordination with governmental agencies, remain unaffected by Venezuela's claims, though the Company will continue to monitor the situation closely. Uncertainty caused by the political conflict may negatively impact the Company's financial position, financial performance, cash flows, and its ability to raise capital. The impact of the conflict on the Company's planned exploration activities, including technical and engineering studies, cannot be reasonably estimated at this time.

The potential introduction of protectionist or retaliatory international trade tariffs, domestic "buy local" policies, sanctions or other barriers to international commerce, may impact the Company's ability to import materials needed to construct projects or conduct operations at prices that are economically feasible to be competitive, or at all. Any change to tariffs and/or international trade regulations may have a material adverse effect on global economic conditions and the stability of global financial markets, and may, as a result, have a material adverse effect on our business, financial conditions including cash flows, and results of operations.

  An investment in the Company's common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described above and the other risks disclosed in the continuous disclosure filings of the Company filed under the Company's profile on SEDAR+ at www.sedarplus.ca and www.sec.gov before investing in the Company's common shares. The risks described are not the only ones faced. Additional risks that the Company currently believes are immaterial may become important factors that affect the Company's business. If any of these risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed, and investors may lose all of their investment.

Management’s Discussion and Analysis For the year ended December 31, 2025

TECHNICAL INFORMATION

Technical disclosure related to the Mineral Resource Estimate for the Moss Mine in this MD&A has been reviewed and approved by Mr. Chris Keech, P Geo of CGK Consulting Services., as a qualified person under NI 43-101.

Unless otherwise stated, John Rust, Chief Metallurgist of Mako, and Eric Fier, CPG, P.Eng, Chairman of Mako, are the qualified persons under NI 43-101 for Mako that have reviewed and approved the scientific and technical disclosure in this MD&A, who have verified the data disclosed.

FORWARD-LOOKING INFORMATION

This MD&A contains "forward-looking information" (also referred to as "forward-looking statements") within the meaning of applicable Canadian securities legislation. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. All statements, other than statements of historical fact, are forward-looking statements.

In this MD&A, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company's actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the uncertainties associated with: regulatory and permitting considerations, financing of the Company's acquisitions and other activities, exploration, development and operation of mining properties, the Company's plans to remediate the identified material weakness in its ICFR and DC&P, and the overall impact of misjudgments made in good faith in the course of preparing forward-looking information as well as other risks and uncertainties referenced under "Risks and Uncertainties" in this MD&A.

Forward-looking statements involve risks, uncertainties, assumptions, and other factors including those set out below and including those referenced in the "Risks and Uncertainties" section of this MD&A, and, as a result they may never materialize, prove incorrect or materialize other than as currently contemplated which could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation:

• financing, capitalization and liquidity risks;

• mineral exploitation and exploration program cost estimates;

• the nature and impact of drill results and future exploration;

• regulatory risks relating to mineral tenure, permitting, environmental protection, taxation, and royalties;

• volatility of currency exchange rates, metal prices and metal production;

• other factors referenced under "Risks and Uncertainties"; and

• other risks normally incident to the acquisition, exploration, development and operation of mining properties.

Management’s Discussion and Analysis For the year ended December 31, 2025

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in the Company's affairs since the date of this report that would warrant any modification of any forward-looking statements made in this document, other documents periodically filed with or furnished to the relevant securities regulators or documents presented on the Company's website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to the Company's disclosure obligations under applicable Canadian securities regulations. Investors are urged to read the Company's filings under the Company's profile on SEDAR+, which can be viewed online at www.sedarplus.ca and under the Company's profile on EDGAR which can be viewed online at and www.sec.gov.